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                                   FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                    For the period ended September 11, 2003

                          Coolbrands International Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 (Translation of registrant's name into English)

              8300  Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                      (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F    x
                            -------                   -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No   x
                     ------                    ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
                                                ----------




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         Materials relating to Registrant and filed pursuant to this Form 6-K include a press release concerning the Registrant's execution of an Agreement with Atkins Nutritionals, Inc. to manufacture, sell and distribute an expanded lineup of Atkins Endulge'TM' Super Premium Ice Cream products in the United States and Canada.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    COOLBRANDS INTERNATIONAL INC.



Date September 12, 2003             By: /s/ Aaron Serruya
                                        --------------------------------
                                        Name:  Aaron Serruya
                                        Title: Executive Vice-President




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NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.
                                       AND
                            ATKINS NUTRITIONALS, INC.


FOR IMMEDIATE RELEASE
---------------------

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
       Date: September 11, 2003

       For More Information Contact:

       Michael Serruya, Co-Chairman                 Gina Mangiaracina, WWR Public Relations
       CoolBrands International Inc.                Atkins Nutritionals, Inc.
       Email Address: mserruya@coolbrandsinc.com    Email Address: gmangiaracina@wwafsp.com
       Telephone: (905) 479-8762                    Telephone: (212) 714-0300
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                   ATKINS'r' AND COOLBRANDS TEAM UP TO MARKET
              SUPER PREMIUM ICE CREAM FOR CARB-CONSCIOUS CONSUMERS

          ------------------------------------------------------------
               Atkins Endulge'TM' Is Real Super Premium Ice Cream
                         With Up to 85% Fewer Net Carbs

CoolBrands International Inc. (TSX: COB.A) today announced an agreement with Atkins Nutritionals, Inc. to manufacture, sell and distribute an expanded lineup of Atkins Endulge'TM' Super Premium Ice Cream products in the United States and Canada. Atkins Endulge'TM' Super Premium Ice Cream turns this favorite dessert into a healthy addition to the menus of the tens of millions of people who are now following a controlled carbohydrate lifestyle.

Atkins Endulge'TM' is real Super Premium Ice Cream with all the rich flavor and creamy texture consumers expect, but formulated with no sugar added to control carbohydrates. CoolBrands will initially market Atkins Endulge'TM' in a variety of flavors in pint-size containers, as well as ice cream bars, fudge bars and other frozen snacks. Future line extensions are planned for soft serve ice cream and bulk ice cream for foodservice applications. All Atkins Endulge'TM' varieties combine Super Premium quality and taste with four or fewer Net Carbs (carbohydrates that affect blood sugar) per serving. In fact, Atkins Endulge'TM' products contain up to 85% fewer Net Carbs than other Super Premium brands.

"Following the well received introduction of Atkins Endulge'TM' novelty cups earlier this year, we recognized that many people following a controlled carbohydrate lifestyle were looking for a much wider range of ice cream products" said Matt Wiant, Chief Marketing Officer of Atkins Nutritionals, Inc.. "CoolBrands' manufacturing, product development and distribution capabilities will help us serve our loyal customer base by providing a complete lineup of delicious ice cream products that fit a controlled carbohydrate lifestyle."

Shoppers can look for the full line of Atkins Endulge'TM' Super Premium Ice Cream in the freezers of supermarkets and health and natural food stores nationwide starting next month.

"The addition of Atkins Endulge'TM' to our brand portfolio positions CoolBrands as the pre-eminent Better for You ice cream company," said David J. Stein, President and Co-CEO for CoolBrands International Inc. "Better for You products are driving growth in the ice cream category, and CoolBrands is on the leading edge of innovation in this highly dynamic segment."




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About CoolBrands: CoolBrands markets Dreamery'r' Ice Cream and Whole Fruit'TM'
Sorbet, as well as Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' branded frozen novelties and frozen desserts. The Company also markets a broad range of ice cream, frozen novelties and frozen desserts under the Godiva'r', Tropicana'r', Welch's'r', Weight Watchers'r' Smart Ones'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names pursuant to long-term licensing agreements. In addition, CoolBrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r', Ice Cream Churn'r', and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream and frozen yogurt to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

About Atkins: Atkins Nutritional Approach'TM' is a controlled carbohydrate lifetime nutritional philosophy, focusing on the consumption of nutrient-dense, unprocessed foods, vita-nutrient supplementation and exercise. The Atkins Nutritional Approach'TM' consists of four phases: Induction, Ongoing Weight Loss, Pre-Maintenance and Lifetime Maintenance. Dr. Robert C. Atkins founded Atkins Nutritionals, Inc. in 1989 to promote good health by changing the way the world eats and to help people enjoy healthier lives. Atkins Nutritionals, Inc. continues to be a pioneer and leader in providing innovative nutritional and informational products based on controlled carbohydrate nutritional science and rooted in the Atkins Nutritional Approach.'TM'

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.


                          STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as.................................'TM'
The registered trademark symbol shall be expressed as.......................'r'